SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

Novell, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

670006105
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.       SOURCE OF FUNDS*

                               WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.SOLE VOTING POWER

11,894,134

8.SHARED VOTING POWER

0

9.SOLE DISPOSITIVE POWER

11,894,134

10.SHARED DISPOSITIVE POWER

0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,894,134

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.        SOURCE OF FUNDS*

                                 WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

12,805,866

9.SOLE DISPOSITIVE POWER

0

10.SHARED DISPOSITIVE POWER

12,805,866

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,805,866

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.        SOURCE OF FUNDS*

                                OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

12,805,866

9.SOLE DISPOSITIVE POWER

0

10.SHARED DISPOSITIVE POWER

12,805,866

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,805,866

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14.TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.10 par value (the "Common Stock"), of Novell, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of March 2, 2010 and amends and supplements the Schedule 13D filed on February 12, 2010 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

Elliott individually beneficially owns 11,894,134 shares of Common Stock, which constitute 3.4% of all of the outstanding shares of Common Stock.  The 11,894,134 shares of Common Stock owned by Elliott are owned through The Liverpool Limited Partnership, a Bermuda limited partnership (“Liverpool”), which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 12,805,866 shares of Common Stock, which constitute 3.7% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 24,700,000 shares of Common Stock constituting 7.1% of all of the outstanding shares of Common Stock.

ITEM 4.Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented by the following:

On March 2, 2010, the Reporting Persons sent a letter to the Issuer’s Board of Directors (the “March 2 Letter”) proposing to acquire all of the Issuer’s outstanding shares of Common Stock for a cash price of $5.75 per share, which values the Issuer’s equity at approximately $2.0 billion.  The Reporting Persons stated in the letter that this price represents a premium of 49% over the Issuer’s current enterprise value and 77% over the Issuer’s 90-day volume-weighted average enterprise value.  The Reporting Persons further stated in the letter that this offer price represents a premium of 115% over the Issuer’s enterprise value on January 4, 2010, the last trading day before the Reporting Persons commenced actively acquiring the Issuer’s Common Stock.  The Reporting Persons’ proposal is subject to a confirmatory due diligence review of the Issuer and negotiation of definitive documentation.

The above description of the March 2 Letter is qualified in its entirety by the March 2 Letter, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott (through Liverpool) and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) with respect to 2,040,800 and 3,061,200 shares of Common Stock of the Issuer, respectively (representing an economic interest in 0.6% and 0.8% of the shares of Common Stock of the Issuer, respectively).  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – March 2 Letter

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days (previously filed)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 2, 2010

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
              Elliot Greenberg
              Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By: /s/ Elliot Greenberg
        Elliot Greenberg
        Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
        Elliot Greenberg
        Vice President

EXHIBIT B

March 2, 2010

The Board of Directors
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451
Attention:                      Richard Crandall, Chairman
Attention:                      Ron Hovsepian, Chief Executive Officer

Dear Members of the Board of Directors:

I write to you on behalf of Elliott Associates, L.P. and Elliott International, L.P., which collectively own, or have an interest economically equivalent to, 8.5% of the common stock of Novell and are currently one of the Company’s largest stockholders.  Elliott is a multi-strategy investment firm with over $16 billion in assets under management focused on employing detailed research to address complex investment situations.

Based on our detailed review of the Company’s publicly available information and our substantial knowledge of the software industry, we are pleased to submit this proposal to acquire all of the shares of common stock of Novell for a cash price of $5.75 per share.  This price represents a premium of 49% over the Company’s current enterprise value and 77% over the Company’s 90-day volume-weighted average enterprise value.  As the Company’s cash balance of nearly $1.0 billion represents almost 60% of its current market capitalization, we believe that a premium to enterprise value represents the most meaningful measure of the value that our proposal offers stockholders, valuing the Company’s cash at 100 cents on the dollar despite the fact that a significant portion of that cash is overseas and may not be realized in a tax efficient manner.  Importantly, this price represents a premium of 115% over the Company’s enterprise value on January 4, 2010, the last trading day before we commenced actively acquiring Novell’s common stock   This price also represents a 37% premium to Novell’s closing stock price on January 4, 2010 and a 20% premium to Novell’s closing stock price yesterday.  By any measure, we believe our proposal represents a compelling opportunity that your stockholders will find extremely attractive.

Novell is a long-established company that we have followed closely for a considerable period of time.  Over the past several years, the Company has attempted to diversify away from its legacy division with a series of acquisitions and changes in strategic focus that have largely been unsuccessful.  As a result, we believe the Company’s stock has meaningfully underperformed all relevant indices and peers.  With over 33 years of experience in investing in public and private companies and an extensive track record of successfully structuring and executing acquisitions in the technology space, we believe that Elliott is uniquely situated to deliver maximum value to the Company’s stockholders on an expedited basis.

Our proposal is subject to a confirmatory due diligence review of the Company and negotiation of definitive documentation.  We are available to sign an appropriate confidentiality agreement and commence our due diligence review immediately.  Elliott is prepared to devote considerable resources to completing this transaction and we are confident that, with your cooperation, we will be in a position to execute a definitive transaction agreement on an expedited basis.  While we intend to work with financing sources, obtaining financing is neither a condition of our proposal nor a condition to completing the transaction.

We are prepared to meet immediately with you and your advisors in order to answer any questions about our proposal and to work out the details for moving toward a definitive transaction agreement.  We also look forward to discussing with management its role with us going forward.

Of course, nothing in this letter is intended to create a legally binding obligation and no such obligation will exist unless and until a definitive transaction agreement is executed. As a result of our substantial share ownership in Novell, SEC rules oblige us to make the existence and contents of this letter public.   Please feel free to contact me at (212) 506-2999 to discuss or clarify any aspect of this proposal.

On behalf of Elliott, we are very much looking forward to working closely with the talented employees of Novell to bring the Company forward to its next phase of growth.

Very truly yours,

/s/ Jesse A. Cohn

Jesse A. Cohn
Portfolio Manager